

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

<u>Via E-mail</u>
Uri Ben-Or, Chief Financial Officer
Topspin Medical, Inc.
16 Hatidhar St.
P.O.Box 4131
Raanana, Israel 43652

> **Re: Topspin Medical, Inc**
> **Amendment No. 2 to Form 8-K**
> **Filed April 24, 2012**
> **File No. 333-144472**

Dear Mr. Ben-Or:

We issued comments on the above captioned filing on May 8, 2012. On July 11, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Allicia Lam at 202-551-3316 or Daniel Morris at 202-551-3314 if you have any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (by e-mail): Ben Strauss, Esq.
Pepper Hamilton LLP